SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of February, 2009

Commission File Number: 000-21742

Acergy S.A.

(Translation of registrant’s name into English)

200 Hammersmith Road

London, W6 7DL

England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T

Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T

Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Attached herewith as Exhibit 99.1 is a press release, dated February 18, 2009 whereby Acergy S.A. (“Acergy”) announced results for the fourth quarter and audited accounts for the full year which ended on November 30, 2008.

Highlights

Following the Board’s decision to sell Acergy Piper the asset was held for sale at November 30, 2008. As the sole asset in the Trunkline segment, the results of this business are reported as discontinued operations. Prior period comparatives have been restated accordingly.

-	Revenue from continuing operations* for fiscal year 2008 increased 5% to $2,522.4 million (2007: $2,406.3 million)

-	Net income from continuing operations for fiscal 2008 more than doubled to $329.7 million (2007: $128.8 million)

-	Discontinued operations recorded a net loss of $22.5 million for fiscal year 2008 on revenue of $281.8 million.

-	Proposed dividend increased 5% to $0.22 per share, subject to shareholder approval

*	Revenue from continuing operations excludes revenue associated with the Trunkline segment, including the Mexilhao Trunkline Project in fiscal 2008 and 2007, which is classified as discontinued operations due to Acergy Piper, the sole asset in this segment, being an asset held for sale at November 30, 2008.

Financial Summary

	Three Months Ended		Twelve Months Ended
In $ millions	Nov.30.08 Unaudited	Nov.30.07 Unaudited	Nov.30.08 Audited	Nov.30.07 Audited
Revenue from continuing operations	567.9	692.1	2,522.4	2,406.3
Gross profit	144.9	187.4	648.2	547.2
Net operating income	102.7	125.4	460.8	351.5
Income before income taxes	135.7	109.5	492.3	343.9
Taxation	(45.8)	(102.3)	(162.6)	(215.1)
Income from continuing operations	89.9	7.2	329.7	128.8
Net income / (loss) from discontinued operations	1.5	(36.5)	(22.5)	5.7
Net income / (loss) – total operations	91.4	(29.3)	307.2	134.5

Per share data (Diluted)
Earnings per share – continuing operations	$0.45	$0.02	$1.70	$0.63
Earnings / (loss) per share – discontinued operations	$0.01	$(0.19)	$(0.11)	$0.03
Earnings / (loss) per share – total operations	$0.46	$(0.17)	$1.59	$0.66
Weighted-average number of common shares outstanding (millions)	204.3	187.9	207.1	192.6

Operating Review

Fourth Quarter

Acergy Africa and Mediterranean – As expected, revenue from continuing operations for the fourth quarter was lower at $207.7 million (Q4 2007: $434.1 million) due to the planned dry-docks on the Acergy Polaris, Acergy Legend and Acergy Hawk during the quarter and some operational rescheduling on projects. Good progress was made on EPC2B, Block 15 and Agbami during the quarter. As a result of the high level of dry-docking activity net operating income from continuing operations for the quarter was $22.8 million (2007: $109.1 million) due to significantly lower activity levels of projects in offshore installation in the quarter.

Acergy Northern Europe and Canada – Revenue from continuing operations for the fourth quarter was $226.1 million (Q4 2007: $149.5 million) reflecting high levels of SURF, IMR and survey activity. Good progress was made on Marathon Volund, StatoilHydro Alve, Deep Panuke and Tyrihans subsea installation. Net operating income from continuing operations for the quarter was $65.4 million (2007: $13.4 million) driven by strong project performance, including StatoilHydro Alve, Deep Panuke and Tyrihans subsea installation and the recognition of a $33 million pension credit.

Acergy North America and Mexico – Revenue from continuing operations for the fourth quarter was $1.8 million (Q4 2007: $1.1 million) with net operating income from continuing operations for the quarter of $3.9 million (Q4 2007: net operating loss of $1.3 million) due to the contribution from the cross-regional project; Frade, which progressed on schedule.

Acergy South America – Revenue from continuing operations for the fourth quarter was $90.9 million (Q4 2007: $62.2 million) driven by strong revenue contribution from the Frade Project. The three ships on long-term service agreements to Petrobras achieved full utilisation outside of planned dry-docks. Net operating income from continuing operations for the quarter was $7.4 million (Q4 2007: $2.9 million) due to good performance on the Frade project and the ships on long-term service agreement.

Acergy Asia and Middle East – Revenue from continuing operations for the fourth quarter was $45.0 million (2007: $42.2 million) reflecting good progress on projects. Net operating income from continuing operations of $2.1 million (2007: net operating loss of $10.1 million) reflected good project performance, including successful project close-outs on Van Gogh and Liu Hua.

Full Year

Acergy Africa and Mediterranean – As expected, revenue from continuing operations for fiscal year 2008 was lower at $1,175.9 million (2007: $1,398.4 million) due to unusually high levels of planned dry-docks on Acergy Polaris, Acergy Legend and Acergy Hawk during the second half of the year. Good progress was made on major projects, EPC2B, Tombua Landana, and Block 15 and the successful completion of the Kizomba C Projects, Mondo and Saxi Batuque. As a result of the high level of dry-docking activity net operating income from continuing operations was $183.7 million (2007: $229.2 million) due to significantly lower activity levels of projects in offshore installation in the second half of the year.

Acergy Northern Europe and Canada – Revenue from continuing operations for fiscal year 2008 was $843.1 million (2007: $696.6 million) reflecting high levels of SURF, IMR and survey activity and high vessel utilisation of an increased capacity due to fleet expansion. Net operating income from continuing operations was $192.0 million (2007: $121.5 million) driven by strong project performance, including significant progress on Marathon Volund, Sage Hot Tap, Miskar and Tyrihans subsea installation and the recognition of a $33 million pension credit.

Acergy North America and Mexico – Revenue from continuing operations for fiscal year 2008 was $4.4 million (2007: $3.2 million) with net operating income from continuing operations of $10.5 million (2007: net operating loss of $5.2 million) due to the contribution from the cross-regional projects; PRA-1, which completed during the year and Frade, which progressed on schedule.

Acergy South America – Revenue from continuing operations for fiscal year 2008 was $320.1 million (2007: $202.0 million) driven by strong revenue contributions from SURF projects, PRA-1 and Frade. The three ships on long-term service agreements to Petrobras achieved full utilisation outside of planned dry-docks. Net operating income from continuing operations was $22.6 million (2007: net operating loss of $1.3 million) due to good performance on SURF projects and the ships on long-term service agreement.

Acergy Asia and Middle East – Revenue from continuing operations for fiscal year 2008 was $180.8 million (2007: $102.4 million) following the completion of the Vincent, Maari and Liu Hua Projects and good progress on other projects, including Pluto. Net operating income from continuing operations of $14.4 million (2007: net operating loss of $28.7 million) reflected good project performance and successful project close-outs. Sapura 3000 delivered a strong operational performance post delivery and completed the first offshore phase of the Kikeh Project for SapuraAcergy, our joint venture.

Share of results of associates and joint ventures

The fourth quarter contribution from associates and joint ventures was $26.0 million (2007: $5.0 million) reflecting strong contributions from NKT Flexibles and Seaway Heavy Lifting and a small positive contribution from the SapuraAcergy joint venture.

The full year contribution from associates and joint ventures was $63.0 million (2007: $31.5 million) reflecting strong contributions from NKT Flexibles and Seaway Heavy Lifting, partly offset by a loss from the SapuraAcergy joint venture.

Discontinued operations

Net income from discontinued operations for the fourth quarter was $1.5 million (Q4 2007: net loss of $36.5 million) due to the partial reversal of a previously recorded impairment charge on Acergy Piper more than offsetting the negative contribution from the Mexilhao Trunkline Project.

Net loss from discontinued operations for fiscal year 2008 was $22.5 million (2007: net income of $5.7 million) due to the negative contribution from Mexilhao Trunkline Project in Brazil, compared to positive contributions from the Eldfisk and Tyrihans Trunkline Projects in fiscal year 2007 and the partial reversal of a previously recorded impairment charge on Acergy Piper.

Asset Development

During the year, further rejuvenation dominated our fleet management programme. Acergy Viking and Skandi Acergy joined the fleet in the first and third quarters respectively, while Acergy Petrel was acquired during the second quarter. Sapura 3000 was delivered to our joint venture, SapuraAcergy during the third quarter.

Fiscal year 2008 was a year of an unusually high level of planned dry docks with nine vessels undertaking dry docks, including Acergy Polaris which completed a major seven month dry dock, including an extensive upgrade and life enhancement programme and successfully recommenced operations post year end.

Financial Review

Fourth Quarter

Revenue from continuing operations for the fourth quarter of 2008 was $568 million (Q4 2007: $692 million) reflecting strong SURF and IMR activity levels in the North and Norwegian Seas, higher SURF activity levels in Brazil and Asia Pacific, offset by lower activity levels in West Africa, due to planned dry-docks, particularly Acergy Polaris.

Gross profit was $145 million (Q4 2007: $187 million) reflecting good project execution during the quarter and the recognition of a $33 million pension credit, offset by the lower activity levels and fewer projects in installation phase in Africa.

Administrative expenses were $68 million (Q4 2007: $67 million) reflecting increased costs offset by movements in the US dollar.

Acergy’s share of results from associates and joint ventures increased significantly to $26 million (Q4 2007: $5 million), with good contributions from NKT Flexibles and Seaway Heavy Lifting.

Other gains were $35 million (Q4 2007: Other losses $7 million) reflecting the effect of foreign exchange translation primarily on short-term intercompany balances.

Income before taxation from continuing operations for the fourth quarter was $136 million (Q4 2007: $110 million), reflecting good project execution, a good contribution from associates and joint ventures and the recognition of a $33 million pension credit, somewhat offset by the lower activity levels in Africa due to the planned dry dock programme.

Taxation for the quarter was $46 million (Q4: 2007: $102 million), reflecting an effective rate of 34%.

Net income from continuing operations for the fourth quarter was $90 million (Q4 2007: $7 million). Net income from total operations for the fourth quarter was $91 million (Q4 2007: net operating loss from total operations $29 million).

Full Year

Revenue from continuing operations for fiscal year 2008 was $2,522 million (2007: $2,406 million) due to strong SURF and IMR activity levels in the North and Norwegian Seas, significantly higher activity levels in Brazil and Asia Pacific, offset by lower activity levels in West Africa, driven by the planned dry-dock scheduling, particularly Acergy Polaris during the third and fourth quarters.

Gross profit was $648 million (2007: $547 million). Fiscal year 2008 saw an increase in the number of major projects in installation phase. The improvement in gross margin reflected the continued improvement in the volume and quality of project execution during the year and the recognition of a $33 million pension credit in Acergy Northern Europe & Canada, offset by slightly lower utilisation due to planned dry-docks.

Administrative expenses were $254 million (2007: $228 million) reflecting increased tendering levels, higher infrastructure costs in Brazil and movements in the US dollar.

Acergy’s share of associates and joint ventures increased significantly to $63 million (2007: $32 million), with strong contributions from NKT Flexibles and Seaway Heavy Lifting, offset by a loss on the SapuraAcergy joint venture.

Other gains were $44 million (2007: $1 million) reflecting the effect of foreign exchange translation primarily on short-term intercompany balances.

Income before taxation from continuing operations for fiscal year 2008 was $492 million (2007: $344 million) reflecting good project execution, strong contribution from associates and joint ventures and the recognition of a $33 million pension credit.

Taxation for the twelve months was $163 million (2007: $215 million), reflecting an effective rate of 33%.

Net income from continuing operations for fiscal year 2008 was $330 million (2007: $129 million). Net income for total operations for fiscal year 2008 was $307 million (2007: $135 million).

The cash and cash equivalents position at the year end was $573 million (2007: $583 million). Deferred revenue, at the year end stood at $306 million (2007: $217 million).

At quarter end, Acergy S.A. held directly 11,258,758 treasury shares representing 5.78% of the total number of issued shares, as well as indirectly holding 879,121 treasury shares, representing 0.45% of the total number of issued shares.

The Board proposes to increase the dividend by 5% to $0.22 per share (2007: $0.21 per share), subject to shareholder approval at the Annual General Meeting.

Current Trading

Backlog for continuing operations as at November 30, 2008 was approximately $2.5 billion, of which $1.4 billion is expected to be executed in fiscal year 2009.

In $ millions as at:	Nov.30.08	Aug.31.08	Nov.30.07
Backlog (1)	2,511	3,038	2,832
Pre-Backlog (2)	149	176	366

(1)	Backlog excludes amounts related to discontinued operations of Nov.30.08: $114 million, Aug.31.08: $243 million, Nov.30.07 $343 million.
(2)	Pre-backlog reflects the stated value of letters of intent and the expected value of escalations on frame agreements

Outlook

The macro drivers for our business are global growth in demand for energy and the needs of our clients to access reserves, often in more difficult environments. Recent global economic conditions have created a more challenging short-term market and reduced near-term visibility but the medium and long-term fundamentals of our business remain robust. We therefore expect to see short-term volatility but we remain encouraged by the ongoing discussions with clients in West Africa and other parts of the world.

ACERGY S.A. AND SUBSIDIARIES

CONSOLIDATED INCOME STATEMENT

(In $ millions, except share and per share data)

	Three Months Ended		Twelve Months Ended
	November 30, 2008 Unaudited	November 30, 2007 Unaudited	November 30, 2008 Audited	November 30, 2007 Audited
Revenue from continuing operations	567.9	692.1	2,522.4	2,406.3
Operating expenses	(423.0)	(504.7)	(1,874.2)	(1,859.1)

Gross profit	144.9	187.4	648.2	547.2

Administrative expenses	(68.3)	(67.1)	(253.8)	(227.6)
Net other operating income / (loss)	0.1	0.1	3.4	0.4
Share of results of associates and joint ventures	26.0	5.0	63.0	31.5

Net operating income from continuing operations	102.7	125.4	460.8	351.5

Investment income	4.3	7.7	17.9	30.8
Other gains and losses	34.9	(6.9)	44.1	0.6
Finance costs	(6.2)	(16.7)	(30.5)	(39.0)

Income before taxes from continuing operations	135.7	109.5	492.3	343.9

Taxation	(45.8)	(102.3)	(162.6)	(215.1)

Income / (loss) from continuing operations	89.9	7.2	329.7	128.8
Net income / (loss) from discontinued operations	1.5	(36.5)	(22.5)	5.7

Net income / (loss)	91.4	(29.3)	307.2	134.5

Net income attributable to:
Equity holders of parent	85.3	(32.7)	301.4	127.3
Minority interests	6.1	3.4	5.8	7.2

Net income	91.4	(29.3)	307.2	134.5

PER SHARE DATA
Earnings / (loss) per share
Basic:
Continuing operations	0.46	0.02	1.76	0.65
Discontinued operations	0.01	(0.19)	(0.12)	0.03

Net earnings	0.47	(0.17)	1.64	0.68

Diluted:
Continuing operations	0.45	0.02	1.70	0.63
Discontinued operations	0.01	(0.19)	(0.11)	0.03

Net earnings	0.46	(0.17)	1.59	0.66

Weighted average number of Common Shares And Common Share equivalents outstanding
Basic	182.8	187.9	184.1	188.4
Diluted	204.3	187.9	207.1	192.6

SELECTED INFORMATION – CONTINUING OPERATIONS
Cash outflows for capital expenditures	101.0	55.6	292.9	260.8
Depreciation and amortisation	30.6	24.5	110.4	86.1
Impairment	1.8	0.1	1.8	0.3

ACERGY S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In $ millions)

	As at November 30, 2008(1) Audited	As at November 30, 2007(1) Audited
ASSETS
Non-current assets
Intangible assets	3.8	3.7
Property, plant and equipment	907.6	814.2
Interest in associates and joint ventures	140.2	106.4
Advances and receivables and other non-current assets	47.9	40.9
Deferred tax assets	39.8	59.9

Total non-current assets	1,139.3	1,025.1

Current assets
Inventories	38.5	29.2
Trade and other receivables (2)	354.5	485.1
Other accrued income, prepaid expenses and other current assets	279.3	294.7
Restricted cash balances	11.0	8.9
Assets held for sale	75.5	1.1
Cash and cash equivalents	573.0	582.7

Total current assets	1,331.8	1,401.7

Total assets	2,471.1	2,426.8

EQUITY
Capital and reserves attributable to equity holders
Issued share capital	389.9	389.9
Own shares	(229.4)	(111.2)
Paid in surplus	498.7	492.9
Equity reserve	110.7	110.7
Translation reserve	(70.4)	29.1
Retained earnings / (Accumulated deficit)	158.6	(88.6)
Other reserves	(70.4)	(21.9)

Equity attributable to equity holders of the parent	787.7	800.9
Minority interest	13.7	18.1

Total equity	801.4	819.0

LIABILITIES
Non-current liabilities
Non-current portion of borrowings	409.2	386.6
Deferred tax liabilities	56.1	35.6
Retirement benefit obligation	21.2	49.6
Other non-current liabilities	69.0	35.8

Total non-current liabilities	555.5	507.6

Current liabilities
Trade and other payables	651.6	701.4
Deferred revenue	305.6	217.4
Current tax liabilities	69.1	157.3
Current portion of borrowings	10.1	3.2
Provisions and other current liabilities	77.8	20.9

Total current liabilities	1,114.2	1,100.2

Total liabilities	1,669.7	1,607.8

Total equity and liabilities	2,471.1	2,426.8

(1)	These figures have been extracted from the Audited Consolidated Financial Statements for 2008.
(2)	As at November 30, 2008 a total of $nil million of claims not formally agreed with clients has been included in trade and other receivables. This compares to $2.6 million of claims included in trade and other receivables as at November 30, 2007.

ACERGY S.A. AND SUBSIDIARIES

STATEMENT OF MOVEMENT OF RETAINED EARNINGS / (ACCUMULATED DEFICIT)

FOR TWELVE MONTHS ENDED NOVEMBER 30, 2008

(In $ millions)

Balance, November 30, 2007	(88.6)
Net income for twelve months ended November 30, 2008	301.4
Dividends paid	(38.3)
Loss on sale of own shares	(15.9)

Balance, November 30, 2008	158.6

ACERGY S.A. AND SUBSIDIARIES

EARNINGS PER SHARE CALCULATION

(In $ millions, except share and per share data)

	Three Months Ended		Twelve Months Ended
	Nov.30.08	Nov.30.07	Nov.30.08	Nov.30.07
Net Income / (loss) attributable to Equity Holders	85.3	(32.7)	301.4	127.3
(Income) / loss from discontinued operations	(1.5)	36.5	22.5	(5.7)

Net Income from continuing operations	83.8	3.8	323.9	121.6
Interest expense on Convertible	7.2	6.7	28.4	27.1

Adjusted net income from continuing operations including convertible	91.0	10.5	352.3	148.7

Weighted-average number of common shares:
Basic Number of Shares	182,809,118	187,933,395	184,142,708	188,435,592

Diluted Number of Shares	183,472,228	191,487,454	186,277,554	192,550,682
Convertible Note Dilutive effect	20,790,021	20,790,021	20,790,021	20,790,021

Total Diluted Number of Shares	204,262,249	212,277,475	207,067,575	213,340,703

BASIC
Continuing operations	$0.46	$0.02	$1.76	$0.65
Discontinued operations	$0.01	$(0.19)	$(0.12)	$0.03

Net Earnings / (loss)	$0.47	$(0.17)	$1.64	$0.68

DILUTED Excluding Convertible
Continuing operations	$0.46	$0.02	$1.74	$0.63
Discontinued operations	$0.01	$(0.19)	$(0.12)	$0.03

Net Earnings / (loss)	$0.47	$(0.17)	$1.62	$0.66

DILUTED Including Convertible
Continuing operations	$0.45	$0.05	$1.70	$0.69
Discontinued operations	$0.01	$(0.17)	$(0.11)	$0.03

Net Earnings / (loss)	$0.46	$(0.12)	$1.59	$0.72

-	For the three months ended November 30, 2008 the effect of inclusion of the Convertible is to reduce the diluted EPS from $0.47 to $0.46. This is said to be dilutive and is therefore included in the calculation.

-	For the twelve months ended November 30, 2008 the effect of inclusion of the Convertible is to reduce the diluted EPS from $1.62 to $1.59. This is said to be dilutive and is therefore included in the calculation.

ACERGY S.A. AND SUBSIDIARIES

SEGMENTAL ANALYSIS

(In $ millions)

The Group has six reportable segments based on the geographic distribution of its activities as follows: the Acergy Africa and Mediterranean segment (AFMED) covers activities in Africa and the Mediterranean; the Acergy Northern Europe and Canada segment (NEC) includes all activities in Northern Europe, Eastern Canada, Tunisia and Azerbaijan; the Acergy North America and Mexico segment (NAMEX) includes all activities in the United States, Mexico, Central America and Western Canada; the Acergy South America segment (SAM) incorporates activities in South America and the islands of the southern Atlantic Ocean; the Acergy Asia and Middle East segment (AME) includes all activities in Asia Pacific, India and the Middle East (excluding the Caspian Sea) and including the SapuraAcergy joint venture. The Acergy Corporate segment (Corporate) includes all activities that serve more than one region. These include the activities of the SHL and NKT joint ventures. Also included are assets which have global mobility including construction ships, ROVs and other assets that are not attributed to any one segment; management of offshore personnel; captive insurance activities; and Management and corporate services provided for the benefit of the whole Group, including design engineering, finance and legal departments.

Three months ended November 30, 2008 (In $ millions)	Acergy AFMED	Acergy NEC	Acergy NAMEX	Acergy SAM	Acergy AME	Acergy Corporate	Total – Continuing operations
Revenue(1)	207.7	226.1	1.8	90.9	45.0	(3.6)	567.9
Net operating income	22.8	65.4	3.9	7.4	2.1	1.1	102.7
Investment income							4.3
Other gains & losses							34.9
Finance costs							(6.2)

Net income before taxation from continuing operations							135.7

Three months ended November 30, 2007 (In $ millions)	Acergy AFMED	Acergy NEC	Acergy NAMEX	Acergy SAM	Acergy AME	Acergy Corporate	Total – Continuing operations
Revenue(1)	434.1	149.5	1.1	62.2	42.2	3.0	692.1
Net operating income/(loss)	109.1	13.4	(1.3)	2.9	(10.1)	11.4	125.4
Investment income							7.7
Other gains & losses							(6.9)
Finance costs							(16.7)

Net income before taxation from continuing operations							109.5

Twelve months ended November 30, 2008 (In $ millions)	Acergy AFMED	Acergy NEC	Acergy NAMEX	Acergy SAM	Acergy AME	Acergy Corporate	Total – Continuing operations
Revenue(1)	1,175.9	843.1	4.4	320.1	180.8	(1.9)	2,522.4
Net operating income	183.7	192.0	10.5	22.6	14.4	37.6	460.8
Investment income							17.9
Other gains & losses							44.1
Finance costs							(30.5)

Net income before taxation from continuing operations							492.3

Twelve months ended November 30, 2007 (In $ millions)	Acergy AFMED	Acergy NEC	Acergy NAMEX	Acergy SAM	Acergy AME	Acergy Corporate	Total – Continuing operations
Revenue(1)	1,398.4	696.6	3.2	202.0	102.4	3.7	2,406.3
Net operating income/(loss)	229.2	121.5	(5.2)	(1.3)	(28.7)	36.0	351.5
Investment income							30.8
Other gains & losses							0.6
Finance costs							(39.0)

Net income before taxation from continuing operations							343.9

(1)

Three clients each individually accounted for more than 10% of the Group’s revenue from continuing operations for the quarter ended November 30, 2008. The revenue from these clients was $269.1 million and was attributable to Acergy Africa and Mediterranean, Acergy Northern Europe and Canada and Acergy South America. Two clients in the twelve months period ended November 30, 2008 accounted for more than 10% of the Group’s revenue from continuing operations. The revenue from these clients was $1,009.5 million and was attributable to Acergy Africa and Mediterranean and Acergy Northern Europe. In the quarter ended November 30, 2007, three clients accounted for more than 10% of the Group’s revenue from continuing operations. The revenue from these clients was $343.3 million for the quarter and was attributable to Acergy Africa and Mediterranean and Acergy Northern Europe and Canada. Two clients in the twelve months period ended November 30, 2007 accounted for more than 10% of the Group’s revenue from continuing operations. The revenue from these clients was $958.4 million and was attributable to Acergy Africa and Mediterranean, Acergy Northern Europe and Canada and Acergy Asia and Middle East.

The following information, attached herewith as Exhibit 99.2, was used by Acergy in connection with the earnings presentation for the fourth quarter and full year ended November 30, 2008.

Overview

•	Acergy Piper held for sale at November 30, 2008, the results of the Trunkline segment are reported as discontinued operations

•	Strong operational and financial performance for the year:

o	Net operating revenue for continuing operations increased to $2.5bn

o	Net income for continuing operations more than doubled to $330 million

o	Discontinued operations reports a net loss of $23 million on revenue of $282 million

o	Diluted EPS for total operations increased to $1.59

•	Successful execution of larger and more complex projects reflecting the results of continued investment in our people and our assets

•	Clients continue to invest – although timing of awards difficult to predict

•	Dividend increased 5% to $0.22 per share subject to shareholder approval

Regional Business Performance

Acergy Africa and Mediterranean

¡	As expected, lower activity levels during the quarter due to high level of planned dry-docks:

¡	Acergy Polaris continued dry-dock, recommenced operations post year-end

¡	Acergy Legend and Acergy Hawk in dry-dock during the quarter

¡	Good progress on major deepwater and conventional projects, including EPC2B, Block 15 and Agbami

Regional Business Performance

Acergy Northern Europe and Canada

¡	High levels of SURF, IMR and Survey activities

¡	Good project execution, including StatoilHydro Alve, Tyrihans subsea installations and Deep Panuke

¡	Recognition of a $33 million pension credit

Regional Business Performance

Acergy North America and Mexico

¡	Project management and engineering support for SURF projects in Brazil – PRA-1 and Frade

¡	Perdido Project in ultra deepwater Gulf of Mexico remains in early stages

Regional Business Performance

Acergy South America

¡	Strong revenue contribution from Frade deepwater SURF Project

¡	Three ships on long term service arrangements achieved full utilisation outside of planned dry dock

Regional Business Performance

Acergy Asia and Middle East

¡	Good progress on projects, including close-outs on Van Gogh and Liu Hua

¡	SapuraAcergy achieved small positive contribution in quarter

Discontinued Operations

¡	Acergy Piper completed deepwater scope on Mexilhao Trunkline Project

¡	Acergy Piper – asset held for sale at November 30, 2008 – $11 million impairment reversal

¡	Lag between recognising costs and revenue

¡	Remaining shallow water scope to be completed in 2009

Major Project Progression

Continuing Projects > $100m, between 5% and 95% complete as at November 30,

2008 – excl. long-term ship charters in Brazil and the North Sea

Backlog Analysis – continuing operations

In $ millions as at:	Nov.30.08	Aug.31.08	Nov.30.07
Backlog (1)	2,511	3,038	2,832
Pre-Backlog (2)	149	176	366

(1)	Backlog excludes amounts related to discontinued operations of Nov.30.08: $114 million, Aug.31.08: $243 million, Nov.30.07 $343 million.
(2)	Pre-backlog reflects the stated value of letters of intent and the expected value of escalations on frame agreements

Financial Highlights

	Three-Months Ended				Twelve-Months Ended
In $ millions	November 30, 2008 Unaudited		November 30, 2007 Unaudited		November 30, 2008 Audited		November 30, 2007 Audited
Continuing operations:
Revenue	567.9		692.1		2,522.4		2,406.3
Net operating income	102.7		125.4		460.8		351.5
Taxation	(45.8)		(102.3)		(162.6)		(215.1)
Net income / (loss) – continuing operations	89.9		7.2		329.7		128.8
Net income / (loss) – discontinued operations	1.5		(36.5)		(22.5)		5.7
Net income – total operations	91.4		(29.3)		307.2		134.5

Earnings / (loss) per share – Diluted
Continuing operations	$0.45		$0.02		$1.70		$0.63
Discontinued operations	$0.01		$(0.19)		$(0.11)		$0.03
Total operations	$0.46		$(0.17)		$1.59		$0.66
Weighted-average number of common shares and common shares equivalents outstanding – Diluted	204.3	m	187.9	m	207.1	m	192.6	m

Cashflow Highlights

In $ millions	Three-Months Ended November 30, 2008		Twelve-Months Ended November 30, 2008
Net Income	91.4		307.2
Depreciation and amortisation	32.6		118.4
Impairment	(11.5)		(11.5)
Other non cash items from operations	27.1		11.2
Changes in working capital	131.7		67.8

Net cash from operating activities		271.3		493.1

Capital expenditure	(101.6)		(294.3)
Proceeds from sale of assets or subs	10.4		12.2
Advances to associates & JVs	(8.1)		(15.1)
Dividend from associates & JVs	2.9		10.9
Payment for intangible assets	—		(0.4)

Net cash from investing activities		(96.4)		(286.7)

New borrowings	—		6.3
Share buyback	—		(138.3)
Exercise of share options	0.5		4.2
Interest paid on convertible note	(5.7)		(11.3)
Dividends paid to shareholders	—		(38.3)
Dividends paid to minority interests	—		(8.7)

Net cash from financing activities		(5.2)		(186.1)

Effect of exchange rate changes on cash		(34.8)		(30.0)

Change in cash and cash equivalents		134.9		(9.7)

Balance Sheet Highlights

In $ millions as at	November 30, 2008 Audited	November 30, 2007 Audited
Property, plant and equipment	907.6	814.2
Interest in associates	140.2	106.4
Trade and other receivables	354.5	485.1
Other accrued income and prepaid expenses	279.3	294.7
Cash and cash equivalents	573.0	582.7
Other assets	216.5	143.7

Total assets	2,471.1	2,426.8

Total equity	801.4	819.0

Borrowings	409.2	386.6
Trade and other payables	651.6	701.4
Deferred revenue	305.6	217.4
Current tax liabilities	69.1	157.3
Other liabilities	234.2	145.1

Total liabilities	1,669.7	1,607.8

Total equity and liabilities	2,471.1	2,426.8

Summary

•	Strong operational and financial performance for the year

•	More challenging and volatile short-term market and reduced near-term visibility

•	Medium and long-term fundamentals remain robust

•	Acergy well positioned to capitalise on future market growth

The information set forth above shall be deemed to be incorporated by reference into the prospectuses forming a part of our Registration Statements on Form S-8 (No. 33-85168, No. 333-09292, No. 333-74321, No. 333-124983 and No. 333-124997) and our Registration Statements on Form F-3 and Form F-3/A (No. 333-86288) and to be a part of such prospectuses from the date of the filing thereof. The attached press release and earnings presentation shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section, nor shall they be deemed incorporated by reference in any filing under the Securities Act of 1933, except as shall be expressly set forth by specific reference in such filing.

Certain statements set forth above and contained in the press release and earnings presentation furnished pursuant to this Form 6-K may include “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements may be identified by the use of words like “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project,” “will,” “should,” “seek,” and similar expressions. These statements include, but are not limited to, statements as to discussions with clients in West Africa and other parts of the world, expectations as to our future growth, statements as to expectations regarding our backlog and pre backlog and statements contained in the “Outlook” section, including statements as to the macro drivers for our business continuing to drive the need to develop further reserves, management’s confidence that delayed projects will be awarded and the medium and long-term fundamentals for our business remain robust. The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties. The following factors, and others which are discussed in our public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: our ability to recover costs on significant projects; the general economic conditions and competition in the markets and businesses in which we operate; our relationship with significant clients; the outcome of legal proceedings or governmental enquiries; uncertainties inherent in operating internationally; the timely delivery of ships on order and the timely completion of ship conversion programs; the impact of laws and regulations; and operating hazards, including spills and environmental damage. Many of these factors are beyond our ability to control or predict. Given these factors, you should not place undue reliance on the forward-looking statements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ACERGY S.A.

Date: February 19 , 2009	By:	/s/ Stuart Jackson
	Name:	Stuart Jackson
	Title:	Chief Financial Officer

Exhibit Index

99.1	Press Release dated February 18, 2009 Announcing Fourth Quarter and Full Year Results

99.2	Earnings Presentation for Fourth Quarter and Full Year Ended November 30, 2008